Exhibit 21.1

List of Subsidiaries

The following is a list of the subsidiaries of BankUnited, Inc. as of December 31, 2011, including the name of each subsidiary and its jurisdiction of incorporation:

1.	BankUnited	USA

2.	BankUnited Investment Services, Inc.	Florida

3.	Bay Holdings, Inc.	Florida

4.	BU Delaware, Inc.	Delaware

5.	CRE Properties, Inc.	Florida

6.	Pinnacle Public Finance, Inc.	Delaware

7.	T&D Properties of South Florida, Inc.	Florida

8.	United Capital Business Lending, Inc.	Delaware